FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Syngenta calls for greater international collaboration to address food security challenge”
Press Release: "Syngenta holds Annual General Meeting”

Herewith we furnish press releases related to Syngenta AG. The full text of the press releases are the following:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, April 21, 2009

Syngenta calls for greater international collaboration to address food security challenge

At today’s Annual General Meeting, Syngenta Chairman Martin Taylor and CEO Mike Mack highlighted the key global challenge of ensuring food security for a rapidly growing world population. To help address this critical challenge, they called for greater international collaboration and more coherent trade and regulatory policies that support farmers in producing sufficient, affordable food and, at the same time, help conserve the planet’s limited natural resources.

“Innovation in agriculture has made an enormous contribution towards our ability to ensure food security for a world population that has tripled in the last 50 years. But population growth continues unabated and 9 billion people will populate our planet by 2050,” said Martin Taylor. “Whilst further land is still available to be cultivated, doing so would reduce biodiversity and further deplete our natural resources, resources that are already under pressure. We need to grow more food from existing resources, and as those resources are diminishing, we actually need to grow more from less.”

“This critical challenge of ensuring food security in the face of the continuing growth in demand coupled with the scarcity of natural resources means that the role of technology in agriculture has never been more important,” said Mike Mack. “At Syngenta, our contribution is to develop innovations that help to unlock the full potential of plants. The immensity of the food security challenge can only be addressed through a new form of international collaboration and a coherent policy framework that stimulates innovation and puts the right technology in the hands of growers worldwide.”

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com or www.growmorefromless.com.

For AGM speeches and photos please visit: www.syngenta.com/agm2009.
Syngenta – April 21, 2009 / Page 1 of 1

Item 2

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, April 21, 2009

Syngenta holds Annual General Meeting

At the Annual General Meeting of Syngenta AG on 21 April 2009, the shareholders approved all the motions proposed by the Board of Directors.

Shareholders approved a dividend of CHF 6.00 per share for the business year 2008, an increase of 25% over the previous year. Shareholders also approved a reduction of the share capital to CHF 9,459,984.90 through the cancellation of 2,315,008 shares, which the Company repurchased in 2008 within the scope of the approved repurchase program.

Rupert Gasser and Peter Doyle stepped down from the Board, having reached the statutory maximum age of 70. Syngenta Chairman Martin Taylor said: “On behalf of the Board, I would like to thank both for their outstanding contribution to the Company. Their considerable experience and sound guidance have been instrumental in our collective success.”

Stefan Borgas, CEO of Lonza, and David Lawrence, former Head of R&D at Syngenta, were elected as new members of the Board of Directors.

Peggy Bruzelius, Pierre Landolt and Jürg Witmer were re-elected to the Board. Following a recent decision of the Board of Directors, Jürg Witmer takes the role of Vice Chairman of the Board of Directors with immediate effect.

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Note to the editor:
The speech of the Chairman, the presentation of the CEO and images of the Annual General Meeting and the newly elected Board members can be found at www.syngenta.com/agm2009.

Syngenta – April 21, 2009 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 21, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes